Redemption of Redeemable Preferred Shares

On August 19, 2009 Shinhan Financial Group announced that it will redeem its Redeemable Preferred Shares, which has been issued to Korea Deposit Insurance Corporation (“KDIC”) for acquisition of Chohung Bank, according to the redemption conditions set at the timing of issuance. The details of redemption are as follows:

1. Details of Redemption

O Redeemed Preferred Shares : Series 4 Redeemable Preferred Stock

O Shareholder : Korea Deposit Insurance Corporation

O No. of shares subject to redemption : 9,316,792 shares

O Redemption Date : August 19, 2009

O Redemption Price per share (including accrued dividends) : KRW 18,546

O Total Redemption Amount : KRW 172.8 billion

2. Shinhan Financial Group Shares Outstanding

Share Type	Before redemption	After redemption	Change
Common Shares	474,199,587	474,199,587	—
RPS	47,690,251	38,373,459	-9,316,792
RCPS	14,721,000	14,721,000	—
Total	536,610,838	527,294,046	-9,316,792

3. Additional Information
The above mentioned redemption has already been reflected in the Statements of Appropriation of Retained Earnings, approved at the March 2009 general shareholders’ meeting.